                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ______________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ____)/1/



                               Aurora Foods Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  05164B 106
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                                (CUSIP Number)

                            Lawrence M. Teitelbaum
                                Vice President
                             152 West 57th Street
                              New York, NY 10019
                                (212) 698-9400
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 20, 2000
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            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)


______________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                      13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Fenway Partners Capital Fund II, L.P.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,260,105 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,260,105 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,260,105 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, $0.01 per share (the "Common Stock")
 ---------                                                      ------------
of  Aurora Foods Inc., a Delaware corporation (the "Company").
                                                    -------

     The principal executive offices of the Company are located at 1000 Union Station, St. Louis, Missouri 63103.

Item 2.   Identity and Background.

     (a) This Statement is being filed by Fenway Partners Capital Fund II, L.P.,a Delaware limited partnership ("Fund II" or the "Reporting Person"). Fenway Partners II, LLC, a Delaware limited liability company ("Partners II") is the sole general partner of Fund II. The executive officers of Partners II are set forth on Schedule A hereto. The managing directors of Partners II are Peter Lamm, Richard C. Dresdale, Andrea Geisser, William L. Donner, W. Gregg Smart and Mark R. Genender (the "Fenway Principals").

     (b) The principal business address of each of Fund II, Partners II and the Fenway Principals is 152 West 57th Street, New York, NY 10019.

     (c) The principal business of Fund II is that of an investment limited partnership. The principal business of Partners II is that of general partner of Fund II. The principal occupations of the executive officers of Partners II are set forth on Schedule A.

     (d) None of the Reporting Persons, Partners II or Partners II's executive officers during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Person, Partners II or its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Person and Partners II is organized under the laws of the State of Delaware. Each of the executive officers of Partners II is a citizen of the United States except Andrea Geisser who is a citizen of Italy.

Item 3.   Source and Amount of Funds or Other Consideration.

     The securities that are the subject of this filing were acquired by the Reporting Person pursuant to a Securities Purchase Agreement, dated September 20, 2000 (the "Agreement")

                                    3 of 7
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between the Company, Fund II and other investors (collectively, the
"Purchasers"). Under the Agreement, Fund II purchased 1,967,193 shares of Series A Cumulative Preferred Stock (the "Series A Stock"), currently convertible into 2,348,887 shares of Common Stock for $7,868,772. The other Purchasers purchased 1,782,807 shares of Series A Stock currently convertible into 2,128,724 shares of Common Stock for $7,131,228.

     The Reporting Person received the funds for such a purpose through the contributions of capital from its limited partners; no part of the purchase was financed with borrowed funds.

Item 4.   Purpose of Transaction.

     The shares of Common Stock covered by this Statement are being held for investment purposes. The Reporting Person may assess the market for the purchase and sale of the Common Stock, as well as the Company's financial position and operations and retains the right to change its investment intent. Depending upon a continuing assessment and upon future developments and contingent upon restrictions contained in various agreements to which the Reporting Person and the Company are parties, the Reporting Person may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general economic and stock market conditions.

     On September 20, 2000, the Company issued 3,750,000 shares of its Series A Convertible Cumulative Preferred Stock to certain existing stockholders at a price of $4.00 per share for an aggregate offering price of $15,000,000. Pursuant to the terms of the Agreement, the Issuer filed a Certificate of Designation with the Secretary of State of Delaware, creating the Series A Stock. Each share of Series A Stock has a par value of $0.01, pays a cumulative dividend in arrears of 8% and has a liquidation preference value of the greater of (i) $4.00 per share, plus accumulated dividends if any, plus any unpaid dividends or (ii) the amount payable with respect to the number of shares of Common Stock into which the shares of Series A Stock plus accumulated dividends, if any, plus any unpaid dividends could be converted (assuming the conversion of all outstanding shares of Preferred Stock immediately prior to the liquidation). The Series A Stock is convertible into the number of shares of Common Stock equal to $4.00 plus accumulated dividends, if any, and any unpaid dividends since the last dividend payment date divided by the initial conversion price $3.35 (the "Conversion Price"). The Conversion Price is currently $3.35 and is subject to adjustment for equity issuances by the Company's option into shares of Common Stock in the event that the Common Stock trades for 10 consecutive days at a price that is in excess of 200% of the Conversion Price. Preferred dividends, to the extent they are paid, will be paid in the form of additional Preferred Stock until such time as the restriction on payments of dividends contained in the senior secured debt agreements of the Company are no longer in effect, at which time the Company will consider how future dividends will be paid.

     Pursuant to the Securityholders Agreement, attached hereto as Exhibit II, to which Fund II is not a party, Fenway Partners Capital Fund, L.P. has the right to designate three members of the board of directors of the Company. The three directors are currently Peter Lamm, Richard Dresdale and Andrea Geisser, all of whom are managing directors of Fund II.

                                    4 of 7
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     The Reporting Person does not have any plans or proposals which relate to or would result in any of the following:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) any material change in the present capitalization or dividend policy of the Company;

     (d) any other material change in the Company's business or corporate structure;

     (e) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (h)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company.

     (a) As of the date hereof, the Reporting Person owns a total of 4,260,105 shares of Common Stock of the Company consisting of 1,911,218 shares of the Company's Common Stock and 1,967,193 shares of Preferred Stock convertible into 2,348,887 shares of the Company's Common Stock, or approximately 5.7% of the outstanding shares based of 74,123,682 shares outstanding (the "Outstanding Shares") as of April 25, 2001 as reported by the Company on its Proxy Statement for 2001 filed with the Commission on April 30, 2001.

     (b) As of the date hereof, Fund II beneficially owns shares representing 5.7% of the Outstanding Shares. Fund II has sole voting and sole dispositive power with respect to such shares.

     Partners II, as the sole general partner of Fund II, may be deemed to share voting and dispositive power with respect to shares currently held by Fund II, representing approximately 5.7% of the Outstanding Shares. The filing of this Statement by Fund II shall not be construed

                                    5 of 7
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as an admission that Partners II is, for the purpose of Section 13(d) of the
Exchange Act, the beneficial owner of such shares held by Fund II.

     (c) On September 20, 2000, the Reporting Person received 1,967,193 shares of Series A Preferred Stock of the Company convertible into 2,348,886 shares of the Company's Common Stock.

     (d) No person other than the Reporting Person may have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities that are the subject of this filing.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits (incorporated by reference to Exhibit
          2.1 to the Aurora Foods Inc. Form 8-K filed September 21, 2000).

     I    Securities Purchase Agreement dated September 20, 2000.

     II Amendment to the Securityholders Agreement dated April 8, 1998, as amended, between the Company and the parties named therein (incorporated by reference to Exhibit 4.1 to the Aurora Foods Inc. Form 8-K filed September 21, 2000).

     III Certificate of Designation of the Powers, Preferences and Rights of the Series A Preferred Stock of the Company as certified by the Secretary of State of Delaware on September 7, 2000 (incorporated by reference to Exhibit 3.1 to the Aurora Foods Inc. Form 8-K filed September 21, 2000).

                                    6 of 7
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                                  SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 6, 2001


                     FENWAY PARTNERS CAPITAL FUND II, L.P.
                     By Fenway Partners II, LLC, its general partner

                     By  /s/ Richard C. Dresdale
                         -------------------------------
                         Name: Richard C. Dresdale
                         Title: President, Secretary and Managing Director


                     By  /s/ Andrea Geisser
                         -------------------------------
                         Name: Andrea Geisser
                         Title: Vice President and Managing Director


                                    7 of 7

                                                                      SCHEDULE A
                                                                      ----------
                             EXECUTIVE OFFICERS OF
                            FENWAY PARTNERS II, LLC

Name/Title                                Business Address                               Principal Occupation
----------                                ----------------                               --------------------
Peter Lamm, Chief                         152 West 57th Street                           Managing Director of
Executive Officer,                        New York, NY  10019                            Fenway Partners, Inc.
Chairman, Treasurer and
Managing Director

Richard C. Dresdale,                      152 West 57th Street                           Managing Director of
President, Secretary and                  New York, NY  10019                            Fenway Partners, Inc.
Managing Director

Andrea Geisser, Vice                      152 West 57th Street                           Managing Director of
President and Managing                    New York, NY  10019                            Fenway Partners, Inc.
Director

William L. Donner, Vice                   152 West 57th Street                           Managing Director of
President and Managing                    New York, NY  10019                            Fenway Partners, Inc.
Director

W. Gregg Smart, Vice                      152 West 57th Street                           Managing Director of
President and Managing                    New York, NY  10019                            Fenway Partners, Inc.
Director

Mark R. Genender, Vice                    152 West 57th Street                           Managing Director of
President and Managing                    New York, NY  10019                            Fenway Partners, Inc.
Director

Lawrence M. Teitelbaum,                   152 West 57th Street                           Chief Financial Officer of
Vice President                            New York, NY  10019                            Fenway Partners, Inc.